

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Kirsten Spears
Chief Financial Officer
Broadcom Inc.
1320 Ridder Park Drive
San Jose, CA 95131

> **Re: Broadcom Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2021**
> **Filed December 17, 2021**
> **File No. 001-38449**

Dear Ms. Spears:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing